FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

12 May 2009

File no. 0-17630

Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii)
both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Myles P. Lee

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles P. Lee

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Myles P. Lee

312,261
Louise Lee

8,596
AC Employee Benefit Trustees Limited
 Acct CRG

2,170
Mourant &
Co.
 Trustees Limited
 Acct MPL

17,968

8
.
 State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

384

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000055%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€
13.83

14. Date and place of transaction

1
1
th
 May 200
9
,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

340,995
 (including
17,968
 Deferred Shares)
; 0.04927
9
%

16. Date issuer informed of transaction

1
1
th
 May 200
9

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

 Angela Malone
 Company Secretary

Date of notification

1
2
th
 May 20
09

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Albert Manifold

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Albert Manifold

    13,718
AC
 Employee Benefit Trustees
 Limited Acct CRG

      2,170

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

185

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000027%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 200
9;
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

15,888; 0.002296%

16. Date issuer informed of transaction

11th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Kieran McGowan

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Kieran McGowan

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Davycrest Nominees Limited
 Acct 00
45700
     18,612
Davycrest Nominees Limited Acct 0111238
      2,571

8 State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

398

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000058%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 200
9;
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

21,183; 0.00306%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Daniel N. O'Connor

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Daniel N. O'Connor

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Davycrest Nominees Limited
 Acct 0075330
    8,510
Davycrest Nominees Limited Acct 0120035
    5,142
Daniel N. O'Connor

    1,314

8 State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

211

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.00003%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 2009;
Dublin
.

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

14,966; 0.002163%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

William I. O'Mahony

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O'Mahony

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

William I. O'Mahony

    776,871
Arnolda L. O'Mahony

    311,216
AC Employee Benefit Trustees Limited Acct CRG

      1,333

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

17,304

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.0025%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11th
 May 20
09;
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

1,089,420; 0.157438%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Mark S. Towe

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Mark S. Towe

    31,023
Bank of Ireland Nominees Limited Acct BONYADR
      3,397

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

434

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000063%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

34,420 (includes 3,397 held in the form of ADRs); 0.004974%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
secretary

Angela Malone

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Angela Malone

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Angela Malone

    47,982
AC Employee Benefit Trustees Limited Acct CRG

      2,167

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

1,144

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000165%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11th
 May 200
9;
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

50,149; 0.007247%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

M
áirtín Clarke

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

M
áirtín Clarke

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

M
áirtín Clarke

    36,269
Goodbody Stockbrokers Nominees Limited

    29,297
Mourant &
Co.
 Trustee
s
 Limited
 Acct MC

      7,529

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

1,348

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000195%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 200
9;
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

73,095 (including 7,529 Deferred Shares); 0.010563%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Jack Golden

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Jack Golden

    31,857
AC
 Employee Benefit Trustees
 Limited Acct CRG

      2,168

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

505

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000073%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 200
9;
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

34,025
; 0.004917%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Henry Morris

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Henry Morris

      8,042
Davycrest Nominees Limited Acct 0049779

      14,620
Davycrest Nominees Limited Acct 0102350

      5,000
Davycrest Nominees Limited Acct 0127109

    18,942
Pershing International Nominees Limited Acct BCCLT
    4,455
AC Employee Benefit Trustees Limited Acct CRG

    2,170

8. State the nature of the transaction

Scrip Dividend

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

82

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.000012%

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

€13.83

14. Date and place of transaction

11
th
 May 2009,
Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

53,229; 0.007692%

16. Date issuer informed of transaction

11
th
 May 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
 or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification

12
th
 May 2009

This information is provided by RNS
The company news service from the London Stock Exchange

E ND

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 12 May 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director